Exhibit 99.1

JA Solar Multi-Si Solar Cells Reach Record Efficiency Levels

Shanghai, China, August 1, 2013 - JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that its multi-crystalline silicon (“multi-Si”) solar cells have reached an industry-leading conversion efficiency of 18.3%.

The new level of conversion efficiency, which has been independently certified by the Yangzhou Opto-Electrical Products Testing Institute, eclipses that of all previously certified industrial size (156x156 mm2) multi-Si solar cells. The breakthrough follows JA Solar’s recent progress in high-crystal quality, low dislocation density multi-Si casting and wafering. JA Solar’s R&D and production teams plan to integrate the new technology into existing manufacturing lines for assembly into modules for commercial use.

“This latest advance is a real testament to the exceptional R&D work going on at JA Solar, and another key step in our efforts to meet the growing demand for high-performance solar power products,” said Mr. Yong Liu, CTO of JA Solar. “The superior conversion efficiency we’ve achieved with our multi-Si cells and the rest of our product offering creates significant value for customers as it increases power generated per square foot and lowers installation cost per watt.”

“These record-breaking results are a testament to the continued leadership of our R&D team,” added by Dr. Wei Shan, chief scientist and general R&D manager of JA Solar. “We look forward to leveraging our improved multi-Si technology to meet the needs of our customers and project partners.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com